Exhibit 8.1

Subsidiaries of Electra Battery Materials Corporation

Legal Name	Jurisdiction of Incorporation

Cobalt Industries of Canada Inc.	Ontario, Canada

Cobalt Projects International Corp.	Ontario, Canada

U.S. Cobalt Inc.	British Columbia, Canada

Cobalt One PTY Ltd.	Australia